
November 4, 2020

Kouji Eguchi
Chief Executive Officer
Medirom Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

> **Re: Medirom Healthcare Technologies Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted on October 21, 2020**
> **CIK 0001819704**

Dear Mr. Eguchi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to DRS Submitted October 21, 2020

Dilution, page 40

1. Please provide your calculation of the historical net tangible book value as of June 30, 2020.

Condensed Consolidated Balance Sheet (Unaudited) as of June 30, 2020, page F-42

2. Please amend to present your balance sheet as of December 31, 2019 as a comparative balance sheet alongside your interim balance sheet. Refer to Item 4 of Form F-1 and Item 8.A.5 of Form 20-F.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Barbara A. Jones